SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

ASPIRA WOMEN'S HEALTH, INC.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

04537Y109
(CUSIP Number)

December 31, 2021
(Date of event which requires filing of this statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)
☒    Rule 13d-1(c)
☐    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

CUSIP No. 04537Y109	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS ROBERT H. DRYSDALE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS United States
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF	7	SOLE VOTING POWER	6,412,826
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	6,412,826
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,412,826
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ 5.7% (based on 112,126,549 common shares outstanding as of November 8, 2021 per Issuer’s 10-Q).
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 04537Y109	SCHEDULE 13D	Page 3 of 5 Pages

ITEM 1(a).
NAME OF ISSUER

Aspira Women’s Health, Inc.

ITEM 1(b).
ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

12117 Bee Caves Road, Building III, Suite 100
Austin, Texas 78738

ITEM 2(a).
NAME OF PERSON FILING.

This Schedule 13G is being filed by Robert H. Drysdale (the “Reporting Person”).

ITEM2 (b).
ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

The address of the Reporting Person is 132A Royal Circle, Honolulu, Hawaii 96816.

ITEM 2(c).
CITIZENSHIP.

United States.

ITEM2 (d).
TITLE OF CLASS OF SECURITIES:

Common stock.

ITEM2 (e).
CUSIP No.

04537Y109

ITEM 3.
IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B):

Not applicable.

ITEM 4.
OWNERSHIP

(a)
Amount beneficially owned: 6,412,826
(b)
Percentage of class: 5.7% (based on 112,126,549 common shares outstanding as of November 8, 2021 per Issuer’s 10-Q).
(c)
Number of shares as to which the person has:
(i)
Sole power to vote or to direct the vote: 6,412,826
(ii)
Shared power to vote or to direct the vote: 0
(iii)
Sole power to dispose or to direct the disposition of: 6,412,826
(iv)
Shared power to dispose or to direct the disposition of: 0

ITEM 5.
OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

CUSIP No. 04537Y109	SCHEDULE 13D	Page 4 of 5 Pages

ITEM 6.
OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.
IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.
IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.
NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.
CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, or other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 04537Y109	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022	By:	/s/ Robert H. Drysdale
Robert H. Drysdale